UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Bright Horizons Family Solutions, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

109194100

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No. 109194100	Page 2 of 14 Pages

1.	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BCIP Associates - G EIN No.: 20-2194543
2.	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 3,415 Shares
	6.	Shared voting power 0
	7.	Sole dispositive power 3,415 Shares
	8.	Shared dispositive power 0
9.	Aggregate amount beneficially owned by each reporting person 3,415 Shares
10.	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11.	Percent of class represented by amount in Row (9) Less than 0.01%
12.	Type of reporting person PN

2

13G

CUSIP No. 109194100	Page 3 of 14 Pages

1.	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Bain Capital Fund X, L.P. EIN No.: 98-0545381
2.	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 25,743,172 Shares
	6.	Shared voting power 0
	7.	Sole dispositive power 25,743,172 Shares
	8.	Shared dispositive power 0
9.	Aggregate amount beneficially owned by each reporting person 25,743,172 Shares
10.	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11.	Percent of class represented by amount in Row (9) 39.01%
12.	Type of reporting person PN

3

13G

CUSIP No. 109194100	Page 4 of 14 Pages

1.	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BCIP Associates III, LLC EIN No.: 01-0621883
2.	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 180,712 Shares
	6.	Shared voting power 0
	7.	Sole dispositive power 180,712 Shares
	8.	Shared dispositive power 0
9.	Aggregate amount beneficially owned by each reporting person 180,712 Shares
10.	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11.	Percent of class represented by amount in Row (9) 0.27%
12.	Type of reporting person PN

13G

CUSIP No. 109194100	Page 5 of 14 Pages

13.	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BCIP T Associates III, LLC EIN No.: 01-0624013
14.	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
15.	SEC use only
16.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	17.	Sole voting power 78,468 Shares
	18.	Shared voting power 0
	19.	Sole dispositive power 78,468 Shares
	20.	Shared dispositive power 0
21.	Aggregate amount beneficially owned by each reporting person 78,468 Shares
22.	Check box if the aggregate amount in Row (9) excludes certain shares ☐
23.	Percent of class represented by amount in Row (9) 0.12%
24.	Type of reporting person PN

13G

CUSIP No. 109194100	Page 6 of 14 Pages

25.	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BCIP Associates III-B, LLC EIN No.: 01-0598385
26.	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
27.	SEC use only
28.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	29.	Sole voting power 32,808 Shares
	30.	Shared voting power 0
	31.	Sole dispositive power 32,808 Shares
	32.	Shared dispositive power 0
33.	Aggregate amount beneficially owned by each reporting person 32,808 Shares
34.	Check box if the aggregate amount in Row (9) excludes certain shares ☐
35.	Percent of class represented by amount in Row (9) 0.05%
36.	Type of reporting person PN

13G

CUSIP No. 109194100	Page 7 of 14 Pages

37.	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BCIP T Associates III-B, LLC EIN No.: 01-0598368
38.	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
39.	SEC use only
40.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	41.	Sole voting power 5,433 Shares
	42.	Shared voting power 0
	43.	Sole dispositive power 5,433 Shares
	44.	Shared dispositive power 0
45.	Aggregate amount beneficially owned by each reporting person 5,433 Shares
46.	Check box if the aggregate amount in Row (9) excludes certain shares ☐
47.	Percent of class represented by amount in Row (9) Less than 0.01%
48.	Type of reporting person PN

Item 1(a).	Name of Issuer

The name of the issuer to which this filing on Schedule 13G relates is Bright Horizons Family Solutions, Inc. (the “Company”).

Item 1(b).	Address of Issuer’s Principal Executive Offices

The principal executive offices of the Company are located at 200 Talcott Avenue South, Watertown, Massachusetts 02472.

Item 2(a).	Name of Person Filing

This statement is being filed on behalf of the following (collectively, the “Reporting Persons”): (1) BCIP Associates – G, a Delaware general partnership (“BCIP-G”), (2) Bain Capital Fund X, L.P. (“Fund X”), a Cayman Islands exempted limited partnership, (3) BCIP Associates III, LLC (“BCIP III”), a Delaware limited liability company (4) BCIP T Associates III, LLC, (“BCIP T III”), a Delaware limited liability company, (5) BCIP Associates III-B, LLC (“BCIP III-B”), a Delaware limited liability company, and (6) BCIP Trust Associates III-B, LLC (BCIP T III-B”), a Delaware limited liability company.

Bain Capital Investors, LLC (“BCI”), a Delaware limited liability company (“BCI”), is the managing partner of BCIP-G. BCI is the managing partner of BCIP Associates III, which is the manager of BCIP III. BCI is the managing partner of BCIP Associates III-B, which is the manager of BCIP III-B. BCI is the managing partner of BCIP Trust Associates III, which is the manager of BCIP T III. BCI is the managing partner of BCIP Trust Associates III-B, which is the manager of BCIP T III-B. BCI is the administrative member of BCIP TCV and Integral Investors. BCI is the general partner of Bain Capital Partners X, L.P., a Cayman Islands exempted limited partnership, which is the general partner of Fund X.

The Reporting Persons have entered into a Joint Filing Agreement, dated February 17, 2015, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.

Item 2(b).	Address of Principal Business Office or, if none, Residence

The principal business address of each of the Reporting Persons is John Hancock Tower, 200 Clarendon Street, Boston MA 02116.

Item 2(c).	Citizenship

Each of BCIP III, BCIP T III, BCIP III-B, BCIP T III-B, BCIP-G and BCI is organized under the laws of the State of Delaware. Fund X is organized under the laws of the Cayman Islands.

Item 2(d).	Title of Class of Securities

The class of equity securities of the Company to which this filing on Schedule 13G relates is Common Stock, par value $0.01 per share (“Common Stock”).

Item 2(e).	CUSIP Number

The CUSIP number of the Company’s Common Stock is 109194100.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d 1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

	☐	If this statement is filed pursuant to §240.13d-1(c), check this box.

Item 4.	Ownership

Item 4(a).	Amount beneficially owned

This Schedule 13G is being filed on behalf of the Reporting Persons. As of the close of business on December 31, 2014, the following shares were held by the Reporting Persons:

BCIP-G held 3,415 shares of Common Stock of the Company, representing less than 0.01% of the Company’s outstanding shares of Common Stock.

Fund X held 25,743,172 shares of Common Stock of the Company, representing approximately 39.01% of the Company’s outstanding shares of Common Stock.

BCIP III held 180,712 shares of Common Stock of the Company, representing approximately 0.27% of the Company’s outstanding shares of Common Stock.

BCIP T III held 78,468 shares of Common Stock of the Company, representing approximately 0.12% of the Company’s outstanding shares of Common Stock.

BCIP III-B held 32,808 shares of Common Stock of the Company, representing approximately 0.05% of the Company’s outstanding shares of Common Stock.

BCIP T III-B held 5,433 shares of Common Stock of the Company, representing less than 0.01% of the Company’s outstanding shares of Common Stock.

As a result of the foregoing and the relationships described in Item 2(a), the Reporting Persons may be deemed to beneficially own in the aggregate 26,044,008 shares of Common Stock of the Company, representing, in the aggregate, 39.47% of the Company’s outstanding shares of Common Stock. The percentage of the Company’s outstanding shares of Common Stock held by the Reporting Persons is based on 65,990,818 shares of Common Stock outstanding, as of November 28, 2014, as reported in the Company’s Prospectus Supplement filed with the Securities and Exchange Commission on December 10, 2014.

Item 4(b).	Percent of Class

See Item 4(a) hereof.

Item 4(c).	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

BCIP-G	3,415
Fund X	25,743,172
BCIP III	180,712
BCIP T III	78,468
BCIP III-B	32,808
BCIP T III-B	5,433

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of:

BCIP-G	3,415
Fund X	25,743,172
BCIP III	180,712
BCIP T III	78,468
BCIP III-B	32,808
BCIP T III-B	5,433

(iv)	shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: February 17, 2015

BCIP ASSOCIATES-G
By:	Bain Capital Investors, LLC, its managing partner

Bain Capital Fund X, L.P.
By:	Bain Capital Partners X, L.P. its general partner
By:	Bain Capital Investors, LLC, its general partner,

BCIP Associates III, LLC
By:	BCIP Associates III, its manager
By	Bain Capital Investors, LLC, its managing partner

BCIP T Associates III, LLC
By:	BCIP Trust Associates III its manager
By:	Bain Capital Investors, LLC, its managing partner

BCIP Associates III-B, LLC
By:	BCIP Associates III-B its manager
By:	Bain Capital Investors, LLC, its managing partner

BCIP T Associates III-B, LLC
By:	BCIP Trust Associates III-B its manager

By:	/s/ Michael D. Ward
Michael D. Ward
Managing Director

Exhibit A

Agreement Regarding the Joint Filing of Schedule 13G

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii) Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: February 17, 2015

BCIP ASSOCIATES-G
By:	Bain Capital Investors, LLC, its managing partner

Bain Capital Fund X, L.P.
By:	Bain Capital Partners X, L.P. its general partner
By:	Bain Capital Investors, LLC, its general partner,

BCIP Associates III, LLC
By:	BCIP Associates III, its manager
By	Bain Capital Investors, LLC, its managing partner

BCIP T Associates III, LLC
By:	BCIP Trust Associates III its manager
By:	Bain Capital Investors, LLC, its managing partner

BCIP Associates III-B, LLC
By:	BCIP Associates III-B its manager

By:	Bain Capital Investors, LLC, its managing partner

BCIP T Associates III-B, LLC
By:	BCIP Trust Associates III-B its manager
By:	Bain Capital Investors, LLC, its managing partner

By:	/s/ Michael D. Ward
Michael D. Ward
Managing Director